Exhibit 11.	Metro Bancorp, Inc.
Computation of Net Income Per Common Share

For the Quarter Ended March 31, 2014
	Income	Shares	Per Share Amount
Basic Earnings Per Common Share:
Net income	$4,944,000
Preferred stock dividends	(20,000)
Income available to common stockholders	4,924,000	14,160,697	$0.35
Effect of Dilutive Securities:
Stock options		183,291
Diluted Earnings Per Common Share:
Income available to common stockholders plus assumed conversions	$4,924,000	14,343,988	$0.34
For the Quarter Ended March 31, 2013
	Income	Shares	Per Share Amount
Basic Earnings Per Common Share:
Net income	$3,645,000
Preferred stock dividends	(20,000)
Income available to common stockholders	3,625,000	14,131,919	$0.26
Effect of Dilutive Securities:
Stock options		29,251
Diluted Earnings Per Common Share:
Income available to common stockholders plus assumed conversions	$3,625,000	14,161,170	$0.26